SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

 Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of Registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Calle Mario Pani No. 100,

Sante Fe Cuajimalpa,

Cuajimalpa de Morelos,

05348, Ciudad de México,
México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this

Form, the registrant is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

Coca-Cola FEMSA and FEMSA Announce Senior Leadership Changes

•	Ian Craig to succeed John Santa Maria as CEO of Coca-Cola FEMSA
•	Constantino Spas to succeed Alfonso Garza as CEO of FEMSA Strategic Businesses

Mexico City and Monterrey, Mexico, October 13, 2022 — Coca-Cola FEMSA, S.A.B. de C.V. (“Coca-Cola FEMSA”) (NYSE: KOF; BMV: KOF UBL) and Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) (NYSE: FMX; BMV: FEMSAUBD, FEMSAUB), announced today that in accordance with their careful and deliberate senior leadership succession planning processes, and consistent with previously established timeframes, John Santa Maria Otazua will retire from his position as Coca-Cola FEMSA’s Chief Executive Officer on January 1, 2023. Accordingly, Coca-Cola FEMSA’s Board of Directors has appointed Ian Craig García, currently CEO of Coca-Cola FEMSA Brazil, to become Coca-Cola FEMSA’s Chief Executive Officer as of the same date. Ian’s appointment also has the full support of FEMSA’s Board of Directors.

John has had a remarkable trajectory of 27 years at Coca-Cola FEMSA, playing various key roles as the company evolved and grew into the largest and most sophisticated bottler in the global Coca-Cola System. In his role as CEO since 2014, John was instrumental in guiding Coca-Cola FEMSA through a profound operational and digital transformation that positioned the company to deliver sustainable long-term value creation, as it expanded its geographic reach to include more territories in Brazil, Guatemala and Uruguay. For his part, Ian has been an outstanding member of the FEMSA team for 28 years, with increasing responsibilities at Coca-Cola FEMSA since 2003. Working closely with John, Ian has been CEO of Coca-Cola FEMSA Brazil since 2016, achieving remarkable results at every stage and in every aspect of the business.

Concurrently, Alfonso Garza Garza will retire from his position as Chief Executive Officer of FEMSA Strategic Businesses on January 1, 2023. Constantino Spas Montesinos, currently Chief Financial Officer of Coca-Cola FEMSA, has been appointed, with the full support of FEMSA’s Board of Directors, to become Chief Executive Officer of FEMSA Strategic Businesses as of the same date. Constantino’s role at Coca-Cola FEMSA has been fundamental in advancing its transformation and strategic direction. His appointment to head FEMSA Strategic Businesses reflects FEMSA’s vision and belief in the increased opportunities enabled by cross-fertilization of talent among its business units.

Alfonso has enjoyed a highly successful career of 37 years at several of FEMSA’s business units, serving as Chief Executive Officer of our Strategic Businesses unit since 2012. At this role, Alfonso has been instrumental in the growth of our refrigeration, logistics and distribution operations, including the promising growth opportunity currently being pursued through the Envoy Solutions platform. Alfonso has also played an active leadership role in FEMSA’s pursuit of social value through his role at the FEMSA Foundation and the Board of Directors of Monterrey Tec. For his part, Constantino joined Coca-Cola FEMSA in 2018, bringing with him extensive international and industry experience. At Coca-Cola FEMSA, he has held senior positions in Strategic Planning, New Business Development and most recently as CFO, demonstrating a high level of leadership, performance, and adaptability at every turn.

The appointments announced today represent further steps in FEMSA and Coca-Cola FEMSA’s long-term talent and succession planning processes. Ian and Constantino’s replacements at their current positions will be named in due course.

###

For additional information, please contact the Investor Relations team:

•	Jorge Collazo | jorge.collazo@kof.com.mx
•	Lorena Martin | lorena.martinl@kof.com.mx
•	Marene Aranzabal | marene.aranzabal@kof.com.mx
•	Jose Enrique Solís | tmxjose.solis@kof.com.mx

Media:

•	Erika de la Peña | erika.delapena@femsa.com
•	Vanessa Aleman Ortíz | vanessa.aleman@femsa.com
•	Oscar Martínez Hernández | oscarf.martinez@femsa.com

COCA-COLA FEMSA

October, 13 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 13, 2022

COCA-COLA FEMSA, S.A.B. DE C.V.

By: /s/ Constantino Spas Montesinos
Name: Constantino Spas Montesinos
Title: Chief Financial Officer